Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

RESIGNATION OF SUPERVISOR

China Life Insurance Company Limited (the “Company”) announces that due to the adjustment of work arrangements, Ms. Wang Xiaoqing has tendered her resignation to the board of supervisors of the Company (the “Board of Supervisors”) in respect of her position as an Employee Representative Supervisor of the Company on 21 June 2023, which took effect on the same day.

Ms. Wang Xiaoqing has confirmed that she has no disagreement with the Board of Supervisors and there are no other matters relating to her resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Ms. Wang Xiaoqing for her contribution to the Company during her tenure of service.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 21 June 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie